PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556   Toll Free: 1-800-747-9911   Fax: (604) 687-5995

mail: info@pacificbooker.com   Symbols: bkm-tsx venture / pbm-NYSE Amex   Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Completes $6.0 million Environmental Assessment and Submits Application for an Environmental Assessment Certificate

Vancouver BC,  September 28, 2009:  The Company is pleased to announce that it has completed the Environmental Assessment on the 100% owned Morrison Copper Gold Project and submitted the Application for an Environmental Assessment Certificate to the BC Environmental Assessment Office.

The Environmental Assessment Certificate is required to apply for the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day open-pit mine (over a projected mine life of 21 years) at the Morrison property located in Central BC, Canada.

The Environmental Assessment was completed by Rescan Environmental Services Ltd. over a 40 month period.

In addition Pacific Booker Minerals Inc. submitted a number of permit applications for concurrent review with the Environmental Assessment Certificate Application.

Pacific Booker Minerals Inc. is pleased to have achieved this essential milestone towards commercial production of the Morrison Copper/Gold Project.

To view information regarding Pacific Booker Minerals Inc. and to view our 3D animation of the Morrison ore body (including open pit phases and drill holes), please visit our website home page and reports section at http://www.pacificbooker.com

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Executive Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml